HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 695 77 03

LEGAL DEPARTMENT

02015717

Filenr. 82-4865

Direct line 6957

Our ref.

Your ref.

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Naarden, 8 January 2002

SUPPL

02 MAR -6 AM 8:36

Re: Hagemeyer N.V.,
Filenr. 82-4865

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith forward to you a press release dated December 17, 2001. The Filenumber of Hagemeyer N.V. is: 82-4865.

Yours truly,

Patricia W.M. Vonk

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

dlw 3/7

HAGEMEYER®

PRESS RELEASE

Hagemeyer North America Announces Integration of Canadian Operations

Hagemeyer North America announces the integration of its three Canadian operating entities, Century Sales & Service Ltd.; Vallen Safety Supply Company, Ltd.; and Kimrik Safety Equipment Inc., into a single wholly-owned operating company. Effective January 1, 2002, the new operating company will be do business as CenturyVallen. Vallen Safety Supply Company, Ltd operates in four locations in Ontario and the Maritimes, while Kimrik Safety Equipment is a operates two locations in Manitoba and Quebec and Century Sales & Service operates in 15 locations throughout western Canada.

"The consolidation of our Canadian operations supports our company's vision of being the premier North American value added mro, electrical and safety distributor," says David Gundling, President & CEO of Hagemeyer North America. "This amalgamation unites our Canadian operations with 21 locations from coast to coast, making it a truly national provider of industrial maintenance and safety solutions. Further, it positions CenturyVallen as one of the leading industrial MRO suppliers in Canada

Hagemeyer North America, Inc. (www.hagemeyerna.com) is a distributor of products and services focusing on business-to-business markets in electrical materials, safety products, and industrial products and services throughout North America and is a wholly owned subsidiary of Hagemeyer N.V. (www.hagemeyer.com).. Headquartered in the Netherlands, Hagemeyer N.V. is a value-added global distributor of products and services focusing on business-to-business markets in electrical materials, safety products, and industrial products and services.

December 17, 2001

Hagemeyer North America

Note to the editor:

For further information: Darren Rawson
President & COO
CenturyVallen
Phone: 780-468-3366
E-mail: Darren.Rawson@CenturySales.com